Exhibit 21

SUBSIDIARIES OF SCORPIO TANKERS INC.

Name of Subsidiary	Jurisdiction of Incorporation
Noemi Shipping Company Limited	Marshall Islands
Senatore Shipping Company Limited	Marshall Islands
Venice Shipping Company Limited	Marshall Islands